Brian F. Leaf

(703) 456-8053

bleaf@cooley.com	VIA EDGAR

July 9, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.W.

Washington, DC 20549

Attn:	Amy Geddes

Linda Cvrkel

Sonia Bednarowski

Justin Dobbie

Re:	MaxCyte, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted May 14, 2021

CIK No. 0001287098

Ladies and Gentlemen:

On behalf of our client, MaxCyte, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 8, 2021 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1. The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to the comment (the “Comment”) contained in the Comment Letter and certain other revisions.

Set forth below is the Company’s response to the Comment. The page reference in the text of this response letter corresponds to the page number of the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Overview, page 86

1.	We note your response to comment 12. Please disclose the phase of clinical development for each product, or tell us why you are unable to disclose that information and do not believe the status to be material.

Response:	In response to the Staff’s comment, the Company has revised the table on page 86 of the Registration Statement to include the most advanced phase of clinical development for the product candidates covered by each SPL customer’s clinical licenses that are part of the SPL.

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July 9, 2021

Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at (703) 456-8053 or Katie Kazem at (703) 456-8043.

Very truly yours,

/s/ Brian F. Leaf
Brian F. Leaf

cc:	Doug Doerfler, MaxCyte, Inc.

Amanda Murphy, MaxCyte, Inc.

Maher Masoud, MaxCyte, Inc.

Christian E. Plaza, Cooley LLP

Katie A. Kazem, Cooley LLP

Michael D. Maline, DLA Piper LLP

Patrick O’Malley, DLA Piper LLP